53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83	Düsseldorf	Rome
	Frankfurt	San Diego
The entity requesting confidential treatment is:	Hamburg Hong Kong Houston London Los Angeles Madrid Milan	San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
Merus B.V.
Padualaan 8 (postvak 133)
3584 CH Utrecht, the Netherlands
Attn: Ton Logtenberg, Chief Executive Officer
Phone Number: +33 30 253 8800

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Merus B.V. with respect to the omitted portions, which are identified in this letter by the mark “[*].”

April 29, 2016

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Scot Foley
Bryan Pitko
Mark Brunhofer
Frank Wyman
Re:	Merus B.V. | Anticipated Price Range and Share-Based Compensation | Registration Statement on Form F-1 (File No. 333-207490)

Dear Ms. Hayes:

On behalf of Merus B.V. (the “Company”), we submit this letter (this “Letter”) to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration

April 29, 2016

Statement (the “Registration Statement”) to the Commission on September 8, 2015, resubmitted to the Commission on October 13, 2015, subsequently filed the Registration Statement with the Commission on October 19, 2015 and amended the Registration Statement on January 21, 2016 and April 8, 2016. The purpose of this Letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated October 5, 2015. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff, we are providing to the Staff copies of this Letter by hand delivery. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

8. We may have additional comments on your accounting for equity issuances including stock compensation. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

ESTIMATED IPO PRICE RANGE

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s management board and supervisory board (collectively, the “Board”) and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s proposed initial public offering of its common shares (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[*] (€[*])1 to $[*] (€[*]) per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[*] (€[*]) per share (the “Preliminary Assumed IPO Price”), before giving effect to an anticipated reverse stock split. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

ANALYSIS OF SHARE OPTION GRANTS IN PRECEDING 12 MONTHS

The Company’s discussion of share-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Share-Based Compensation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Valuation of Our Common Shares,” which sections are included on pages 76 to 79 of the Registration Statement. As disclosed, the exercise price at which the Company’s options

[1]	Translations from euros to U.S. dollars throughout this Letter were made at the rate of €0.8804 to $1.00, the official exchange rate quoted as of April 28, 2016 by the European Central Bank.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERUS B.V.

April 29, 2016

could be exercised into common shares was determined at the applicable date of grant by the Company’s supervisory board. The establishment of the exercise price was done for business reasons and not to establish the fair value of the Company’s common shares. The following table summarizes by grant date the number of common shares underlying share options granted during the 12 months preceding the date of this Letter, as well as the associated exercise price per share and the estimated fair value per share to determine share-based compensation expense for financial reporting purposes.

Grant Date	Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share
June 4, 2015	66,500	€3.30 ($3.75)	€3.30 ($3.75)
August 21, 2015	65,938	€4.00 ($4.54)	€4.00 ($4.54)
October 30, 2015	778,983	€4.00 ($4.54)	€4.00 ($4.54)
December 16, 2015	176,553	€4.00 ($4.54)	€4.00 ($4.54)
March 21, 2016	45,200	€4.70 ($5.34)	€4.70 ($5.34)

The Company has not made any equity awards since March 21, 2016. The Company does not expect that any additional awards will be granted prior to the IPO and any awards granted in connection with the IPO will have an exercise price equal to the initial public offering price per common share sold in the IPO pursuant to the Registration Statement.

Common Share Valuation Methodologies

The Board’s determination of the fair value of the Company’s common shares considered various objective and subjective factors it believed to be relevant, along with input from an independent third-party valuation firm, which used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Valuation Guide”), to determine the fair value of its common shares at each option grant date. These factors included:

•	the progress of the Company’s research and development programs;

•	achievement of milestones, including entry by the Company into collaboration and licensing agreements, as well as funding milestones;

•	the Company’s need for future financing to fund operations;

•	the prices at which the Company sold preferred shares and the superior rights and preferences of the Company’s preferred shares relative to the Company’s common shares at the time of each grant;

•	the progress of the Company’s alleged patent infringement litigation and resolution;

•	the likelihood of achieving a discrete liquidity event such as a sale of the Company or an IPO in light of prevailing market conditions;

•	external market conditions affecting the biotechnology industry; and

•	the lack of an active public market for the Company’s common shares and the Company’s preferred shares.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERUS B.V.

April 29, 2016

The Company’s common share valuation was performed utilizing a hybrid of the Option Pricing Method (“OPM”) and the Probability Weighted Expected Return Method (“PWERM”). Each of the enterprise value allocation methods are described as follows:

•	OPM. Under this method, common shares and preferred shares are treated as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common shares are modeled as call options on the underlying equity value at a predetermined exercise price. Under the OPM, the exercise price of the call option is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share price. Thus, common shares are considered to be call options with claims on the enterprise at an exercise price equal to the remaining value immediately after the preferred share liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing formula to price the call options. This formula defines the fair values of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

•	PWERM. Using this method, the value of common shares is estimated based upon the analysis of future values of a company, assuming various outcomes. The common share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each share class. The future value of the common shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common shares.

•	Hybrid method. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by the Company for valuations as from December 2015, four types of future-event scenarios were considered: an IPO in June 2016, a sale of the Company in June 2016, a stay-private scenario with an IPO in June 2017 and a stay-private scenario with a sale of the Company in June 2017. In determining the enterprise value for the four future-event scenarios, the Company used the “prior sale of company stock” method, a form of the market approach. The prior sale of company stock method considers any prior arm’s length sales of a company’s equity securities. The relative probability of each type of future-event scenario for the Company was determined by the Board based on an analysis of market conditions at the time, including the current IPO valuations of similarly situated companies and the Board’s expectations as to the timing and likely prospects of the future-event scenarios.

Grant Date Fair Value Determinations

The Company obtained independent third-party valuations of its common shares from January 2010 to March 2016, including as of March 31, 2015, June 30, 2015, August 20, 2015, December 31, 2015 and March 15, 2016 (collectively, the “Third-Party Valuation”). Each of the March 31, 2015, June 30, 2015 and August 20, 2015 valuations were performed on a retrospective basis as of August 27, 2015. The Third-Party Valuation was one of the factors considered by the Company to assist in its determination of the fair value of its common shares. The Third-Party Valuation was performed using the hybrid method described above. For the four future-event

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERUS B.V.

April 29, 2016

scenarios discussed above, the Company estimated cumulative probabilities of 65% and 35% for an IPO scenario and a sale-of-the-Company scenario, respectively, for valuations determined in 2015 and 2016 based on the Company’s assessment of its development pipeline, market conditions and its progress in undertaking an IPO. As the Company is a private concern, the analysis appropriately applied a discount for lack of marketability of 9.0% to 24.6% to arrive at the fair value of the common shares in these scenarios.

Other considerations that factored into the Third-Party Valuation included: the type and amount of equity sold, the estimated volatility, the estimated time to liquidity, the relationship of the parties involved, the risk-free rate, the timing compared to the common shares valuation date and the Company’s financial condition and structure at the time of the sale. As such, the value per share was benchmarked to the external transactions of the Company’s securities and external financing rounds. Prior to March 2016, a number of financing rounds were held, which resulted in the issuances of several tranches of preferred shares, including the first tranche of the Company’s Class C preferred share financing which closed in August 2015. The preferred shares were sold to numerous existing and new investors, and, therefore, the pricing in these financing rounds was considered to be a strong indication of fair value.

The Company believes that the potential liquidity events used in the Third-Party Valuation and the probability weighting of each methodology and liquidity event was appropriate at the time of analysis in light of the Company’s stage of development, its operating results, its prospects for an IPO in the near term, general conditions in the capital markets (including with respect to IPOs) and the relative likelihood of achieving an IPO in light of prevailing market conditions as compared to a sale of the Company. The timing of these future liquidity event scenarios was determined based primarily on input from the Board.

The Third-Party Valuation estimated that the valuation of the Company’s common shares was €3.30 ($3.75) per share as of March 31, 2015, €3.20 ($3.63) per share as of June 30, 2015, €4.00 ($4.54) per share as of August 20, 2015, €4.00 ($4.54) per share as of December 31, 2015 and €4.70 ($5.34) per share as of March 15, 2016. Based on that result, as well as consideration of other qualitative factors, the Company concluded that, for accounting purposes, the fair value of the common shares underlying share options it granted on June 4, 2015 was €3.30 ($3.75) per share; on August 21, 2015, October 30, 2015 and December 16, 2015 was €4.00 ($4.54) per share; and on March 21, 2016 was €4.70 ($5.34) per share. The Company used the assessed fair value of common shares to determine the share-based compensation expense related to the June 4, 2015, August 21, 2015, October 30, 2015, December 16, 2015 and March 21, 2016 share option grants.

COMPARISON OF MOST RECENT ESTIMATED VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[*] (€[*]) to $[*] (€[*]) per share, with a Preliminary Assumed IPO Price of approximately $[*] (€[*]) per share. The Company notes that, as is typical in the IPO process, the estimated price range for the proposed IPO was not derived using a formal determination of fair value, but was determined based on negotiation between it and the Underwriters. The factors that were considered in setting the Preliminary IPO Price Range included the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the biopharmaceutical industry during the past year;

•	the general condition of the U.S. securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies;

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERUS B.V.

April 29, 2016

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position;

•	an assumption that there would be a receptive U.S. public trading market for an immuno-oncology company like the Company; and

•	an assumption that there would be sufficient demand for the Company’s common shares to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common shares as of March 21, 2016 of €4.70 ($5.34) per share and the Preliminary Assumed IPO Price is the result of the factors above and the following:

•	Increased probability of an IPO: The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common shares, which considered other potential exit scenarios, which would have resulted in a lower value of its common shares than an IPO.

•	Increased value and liquidity of the common shares as a public company: The anticipated price range for the IPO necessarily assumes that the IPO has occurred and that a public market for the Company’s common shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common shares. As described above, a discount for lack of marketability was applied in the Third-Party Valuation.

•	Conversion of the Company’s preferred shares at IPO: The Company’s preferred shares currently have substantial economic rights and preferences over its common shares. Upon the closing of an IPO, all outstanding preferred shares will convert into common shares, thus eliminating the superior rights and preferences of its preferred shares as compared to its common shares.

•	Stronger balance sheet and financial resources: The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing the Company’s cash position. Additionally, the completion of the proposed IPO would provide the Company with access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common shares valuation indicated by the Preliminary IPO Price Range and are not included in determining fair value in prior periods.

Furthermore, the Company has had several developments in its business and its communications with the Underwriters, each of which has had a positive impact on the fair value of its common shares subsequent to the latest option grants on March 21, 2016, including:

•	On April 8, 2016, the Company filed an amendment to the Registration Statement with the Commission, evidencing continued progress towards the consummation of an IPO.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERUS B.V.

April 29, 2016

•	The receipt in April 2016 of positive interim results in Part 1 of the Company’s Phase 1/2 clinical trial of its lead bispecific antibody candidate, MCLA-128, and the enrollment of patients in Part 2 of its Phase 1/2 clinical trial, increasing the likelihood of a successful IPO by demonstrating progress in the clinical development of the Company’s lead product candidate.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its common shares used in connection with option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the anticipated price range) is reasonable. The Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Ton Logtenberg, Chief Executive Officer, Merus B.V., Padualaan 8 (postvak 133), 3584 CH Utrecht, the Netherlands, telephone +31 30 253 8800, before it permits any disclosure of the underlined and highlighted information contained in this Letter.

Please direct any questions or comments regarding this Letter or the Registration Statement to me at (212) 906-2916. Thank you for your assistance.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Ton Logtenberg, Merus B.V.

Shelley Margetson, Merus B.V.

Peter N. Handrinos, Latham & Watkins LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERUS B.V.